RMS

18007188

Securities and Exchange
MAY 23 2018
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO FINANCIAL SERVICES, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR

(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN KILROY (858) 630-4419

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP

(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITE 740	COSTA MESA	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GK

OATH OR AFFIRMATION

I, DANIEL KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, LP, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RIA GOST
Notary Public - California
San Diego County
Commission # 2200079
My Comm. Expires Jul 1, 2021

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, L.P.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

DECEMBER 31, 2017
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Available for Public Inspection

CUSO FINANCIAL SERVICES, L.P.

TABLE OF CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Partners and Board of Directors of CUSO Financial Services, L.P.
San Diego, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe Horwath LLP

We have served as the Company's auditor since 2012.

Costa Mesa, California
February 28, 2018

CUSO FINANCIAL SERVICES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

		2017
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	23,578,684
Receivables from clearing firm		11,279,371
Other receivables		1,027,989
Due from Affiliates		57,536
Investments		196,394
Other assets and deposits		1,100,047
Total current assets		37,240,021
Deposits with clearing organizations		505,881
Property and equipment, net		894,304
Total assets	$	38,640,206
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$	6,262,411
Accrued commissions		11,348,075
Due to Affiliate		440,950
Other accrued liabilities		4,051,533
Total liabilities		22,102,969
Commitments and contingencies (Note 6)		
PARTNERS' CAPITAL		16,537,237
Total liabilities and partners' capital	$	38,640,206

The accompanying notes are an integral part of this financial statement.

CUSO FINANCIAL SERVICES, L.P.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 1- ORGANIZATION

CUSO Financial Services, LP (the "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All the outstanding General and Limited units of the Partnership were acquired by Atria Wealth Solutions, Inc. ("AWSI"), and its subsidiaries on November 30, 2017. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations, of which some were in the past limited partners, as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for state business and occupation taxes and minimum state franchise taxes.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Partnership may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2017, the Partnership does not have a liability for unrecognized tax uncertainties. The Partnership's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2017, the Partnership has no accrued interest or penalties related to uncertain tax positions. The Partnership is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Partnership is no longer subject to income tax examination for years prior to December 31, 2014.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2017, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2017 the Partnership had uninsured cash balances of $20,855,091. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any credit losses from these institutions.

The Partnership maintains accounts at a clearing firm, which is insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2017, the Partnership had uninsured cash balances of $1,728,486. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2017 the Partnership had commission and transaction related receivables of approximately 26% with one clearing firm.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables from Clearing Firms and Other Receivables

Receivables from clearing firms and other receivables primarily consist of commission and transaction related receivables. The Partnership monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Partnership's best estimate of the amount of probable incurred credit losses, determined using historical write-off experience and specific facts.

Investments

The Partnership accounts for its investments in accordance with FASB ASC 323, *Equity Method and Joint Ventures.* Under the equity method, investments are recorded initially at cost. Distributions received reduce the investment account.

As of December 31, 2017 the Partnership's investment consists of a membership interest in an unrelated limited liability company, which is being accounted for under the equity method.

Property and Equipment

It is the Partnership's policy to lease most property and equipment. If the property or equipment is purchased, it is the Partnership's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access (Examples include NYSE, NASDAQ, etc.)

Level 2 - Inputs other than quoted prices that are observable either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. (Examples include independent valuations of limited partnerships, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December, 31, 2017, there are no liabilities or other assets that are being measured at fair value on a recurring or nonrecurring basis.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Partnership believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial Instruments could result in a different fair value measurement at the reporting date.

New accounting guidance

In May 2014, the FASB amended the guidance on revenue recognition on contracts with customers with ASU 2014-09, Revenue from Contracts with Customers. The new standard outlines a single comprehensive model for entities to apply in accounting for revenue arising from contracts with customers. The FASB issued supplemental amendments to the new standard to clarify certain accounting guidance and provide narrow scope improvements and practical expedients during 2016. The amended guidance will be effective for annual and interim periods beginning on January 1, 2018 and may be applied on either a full retrospective or modified retrospective basis.

The Partnership plans to adopt the revenue recognition guidance using the modified retrospective basis. The Partnership has not identified any material changes in the timing of revenue recognition for its commissions, advisory fees, marketing assistance or other servicing fees. Based on the Partnership's analysis to date, this adoption is not expected to have a material impact on the Partnership's financial condition, results of operations or cash flows as the satisfaction of performance obligations under the new guidance is expected to be materially consistent with the Partnership's existing revenue recognition policies. Similarly, the amended guidance is not expected to have a material impact on the recognition of costs incurred to obtain new contracts.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842), which requires organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet a right-of-use asset and a lease liability for all leases with a term of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by the lessee will depend on its classification as a finance or operating lease. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. New qualitative and quantitative disclosures are also required to provide information about amounts recorded in the statement of financial condition. The guidance is effective for fiscal years beginning after December 15, 2018, however early adoption is permitted. The Standard will have an impact on the statement of financial condition, although the Partnership is still evaluating the magnitude once the Standard becomes effective.

NOTE 3- PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

	2017
Software	$ 1,516,677
Computers and equipment	1,284,216
Leasehold improvements	14,010
	2,814,903
Less: Accumulated depreciation and amortization	(1,920,599)
Total property and equipment, net	$ 894,304

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

	2017
Employee benefits	$ 3,353,043
Client settlements and legal fees	187,653
FINRA fees payable	250,381
Other	260,456
Total other accrued liabilties	$ 4,051,533

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2017, the Partnership had net capital of $7,585,332, which was $6,111,801 in excess of the required minimum net capital of $1,473,531. At December 31, 2017, the Partnership's ratio of aggregate indebtedness to net capital was 2.91 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) and (ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

Effective January 1, 2013, the Partnership entered into a lease with Double Black Diamond Properties, LLC ("DBDP"), for a facility that expires December 31, 2028. DBDP was a related party to the former General Partners and is now is controlled by minority investors in AWSI. The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities.

Future minimum facility lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31,	Total
2018	686,940
2019	709,410
2020	730,692
2021	752,612
2022	775,190
Thereafter	5,164,666
Total	$ 8,819,510

The Partnership also leases certain furniture, fixtures and equipment from DBDP. Future minimum lease commitments under the non-cancelable operating leases with DBDP are as follows:

Year Ending December 31,	Total
2018	101,597
2019	87,033
2020	56,720
2021	1,276
Total	$ 246,626

Transaction related commitment

The Partnership was acquired by Atria Wealth Solutions, Inc. ("AWSI"), and its subsidiaries on November 30, 2017. Related to the transaction, $4,022,962 was included in Accounts payable for final consideration owed to sellers after the financial statement date.

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Litigation (continued)

In the opinion of the Partnership's management, based current available information, review with outside legal counsel, insurance coverage and consideration of $271,477 accrued liabilities in the accompanying financial statement with respect to these matters, it is probable that ultimate resolution of pending legal matters will not have an adverse impact on the financial position or results of operations of the Partnership. However, no assurance can be given that future legal proceedings would not have adverse effect on the Partnership's business, results of operations, cash flows or financial condition.

Licensing

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system with CUSO Financial Insurance and Technology Services, LLC ("CI&TS"), a related entity. Under the terms of this agreement, the Partnership pays specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

Clearing Relationship

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or its affiliates. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. However, the Partnership believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the General Partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. Limited partners shall not be required to make additional capital contributions

NOTE 8 - RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Partnership has an expense sharing agreement with the CI&TS, which provides that the Partnership will pay CI&TS for insurance and technology licensing and CI&ST will pay the Partnership for technology development and maintenance services. Also, CI&TS shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay CI&TS; but, at its sole discretion, it may repay the CI&TS providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement.

For insurance services, as of December 31, 2017 the Partnership owed the CI&TS $383,873 and the liability was included within due to affiliate on the Statements of Financial Condition. This amount did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay this amounts at year end.

For technology licensing, as of December 31, 2017 the Partnership owed the CI&TS $233,248 and the liability was included within due to affiliate on the Statements of Financial Condition. This amount did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay this amounts at year end.

For technology and development services the Partnership provided to CI&TS, as of December 31, 2017, the Partnership due to affiliate was reduced on the Statement of Financial Condition by $159,332.

As of December 31, 2017, intercompany receivable with SPF was $57,536 and was included within due from affiliates on the accompanying Statement of Financial Condition.

Financial Services Agreement

The Partnership has financial services agreements with credit unions and credit union service organizations ("CUSO") that were in the past also Limited Partners. Under these agreements, the Partnership provides broker- dealer services to CUSO/Credit Union members. The Partnership shall receive any commissions and fees from these services and pay the CUSO/Credit Unions for the access to customers and the use of facilities, personnel, and other services. The CUSO/Credit Unions shall also reimburse the Partnership for any out-of-pocket expenses.

Leases

The Partnership has leases with related parties. See Note 6.

NOTE 9 - EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Partnership has an employer matching plan. Additionally, the Partnership may make a discretionary profit sharing contribution to the Plan.

NOTE 10 - DEFERRED COMPENSATION BONUS AGREEMENT

The deferred compensation bonus agreements were terminated during the year due to the sale of the Partnership. The deferred compensation bonus agreement ("Bonus") was to reward long-term employees for their long-term dedication and as a competitive edge over other firms. As of December 31, 2017 the balance for the deferred compensation bonus agreement was $0.